Exhibit 99.1

China Zenix Auto International Limited Announces

Financial Results for the Third Quarter of 2014

ZHANGZHOU, China, November 13, 2014 – China Zenix Auto International Limited (NYSE: ZX) (“Zenix Auto” or “the Company”), the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume, today announced its unaudited financial results for the third quarter and the first nine months ended September 30, 2014.

Financial Highlights

Third Quarter of 2014

•	Revenue of RMB694.9 million (US$113.2 million) compared with RMB930.1 million in the third quarter of 2013;

•	Gross margin of 14.6%;

•	Loss and total comprehensive loss for the period was RMB12.3 million (US$2.0 million) with loss per share of RMB0.06 (US$0.01) or per American Depositary Share (“ADS”) of RMB0.24 (US$0.04).

First Nine Months of 2014

•	Revenue of RMB2,550.7 million (US$415.6 million) compared with RMB2,819.6 million in the same period of 2013;

•	Gross margin of 18.7%;

•	Profit and total comprehensive income for the period was RMB92.9 million (US$15.1 million) with earnings per share of RMB0.45 (US$0.07) or per ADS of RMB1.80 (US$0.29);

•	Bank balances and cash was RMB836.8 million (US$136.3 million) as of September 30, 2014.

Mr. Jianhui Lai, Chairman and Chief Executive Officer of Zenix Auto, commented, “During the third quarter, demand in China’s commercial vehicle market was soft due to the implementation of the more stringent National IV emission standard that weakened the ‘pre-buy’ of current model of National-III vehicles. In the OEM market segment, wheel sales decreased as truck manufacturers cut back on new vehicle production in order to streamline inventory. Macroeconomic uncertainty and a slowdown in construction activities led to sluggish demand for wheels in the aftermarket. Our sales in international markets were negatively impacted by the appreciation of the RMB. Despite the challenges, we continued to produce superior tubed and tubeless wheel products and implemented competitive pricing to maintain our market leadership. For the first nine months of 2014, our sales volume declined by only 4.7% while the overall truck market was down 8.4%.”

Mr. Martin Cheung, Chief Financial Officer of Zenix Auto, commented, “We further solidified our financial position by growing our bank balances and cash. We generated strong cash flows from operations of US$19.6 million for the third quarter of 2014 and US$47.9 million for the first nine months of 2014.”

2014 Third Quarter Results

Revenue for the third quarter ended September 30, 2014 was RMB694.9 million (US$113.2 million) compared with RMB930.1 million for the third quarter of 2013.

Aftermarket sales in China decreased by 23.6% year-over-year to RMB364.0 million (US$59.2 million) in the third quarter of 2014 from RMB476.1 million in the third quarter of 2013. The decrease in sale in the third quarter of 2014 was mainly attributable to reduced construction and infrastructure related projects.

Sales to the Chinese OEM market decreased by 30.0% year-over-year to RMB226.8 million (US$37.0 million) in the third quarter of 2014 compared with RMB324.0 million in the third quarter of 2013. The decrease in sale in the third quarter of 2014 was mainly attributable to less demand for current models of National III vehicles.

International sales decreased by 19.9% year-over-year to RMB104.1 million (US$17.0 million) in the third quarter of 2014 compared with RMB130.0 million in the third quarter of 2013. The year-over-year decrease in international sales in the third quarter was mainly due to shrinking sales volume associated with the appreciation of the RMB currency in international markets.

In the third quarter of 2014, domestic aftermarket sales, domestic OEM sales and international sales contributed 52.4%, 32.6% and 15.0% of revenue, respectively.

Tubed steel wheel sales accounted for 57.8% of 2014 third quarter revenue compared with 59.3% in the same quarter of 2013. Tubeless steel wheel sales accounted for 37.1% of 2014 third quarter revenue compared with 36.9% in the same quarter of 2013. Tubed steel wheel sales and tubeless steel wheel sales remain the main sources of revenue for the Company.

Third quarter gross profit was RMB101.7 million (US$16.6 million), compared with RMB197.0 million in the same quarter of 2013. Gross margin was 14.6% compared with 21.2% in the third quarter of 2013. The year-over-year decline in gross margin was mainly attributable to a reduction in selling prices across the Company’s wheel product segments, following the implementation of competitive pricing.

Selling and distribution costs decreased by 16.7% year-over-year to RMB56.0 million (US$9.1 million) compared with RMB67.2 million in the third quarter of 2013. Lower selling and distribution costs resulted primarily from decreased transportation costs and decreased port costs as units of volume sold declined. As a percentage of revenue, selling and distribution costs was 8.1% compared with 7.2% in the same quarter a year ago.

Research and development (“R&D”) expenses were RMB27.8 million (US$4.5 million) compared with RMB24.0 million in the third quarter of 2013. R&D as a percentage of revenue was 4.0% in the third quarter of 2014 compared with 2.6% in last year’s third quarter. The year-over-year increase in R&D expenses as a percentage of total sales was mainly due to lower revenue in the third quarter of 2014. Zenix Auto remains committed to developing new products and innovative solutions to address customer needs, increase wheel quality and performance, and to raise the barriers of entry.

Administrative expenses were RMB37.0 million (US$6.0 million) compared with RMB36.1 million in the third quarter of 2013. As a percentage of revenue, administrative expenses were 5.3% of revenue in the third quarter of 2014 compared with 3.9% in the same quarter of 2013. The year-over-year increase in administrative expenses as a percentage of total sales was mainly derived from an increase in staff costs.

Loss and total comprehensive loss for the third quarter of 2014 was RMB12.3 million (US$2.0 million) compared with profit and total comprehensive income of RMB60.9 million in the third quarter of 2013.

Basic and diluted loss per share or per ADS in the third quarter of 2014 were RMB0.06 (US$0.01) or RMB0.24 (US$0.04), respectively, compared with basic and diluted earnings per share of RMB 0.29 or per ADS of RMB1.18 in the third quarter of 2013.

During the third quarter of 2014 and 2013, the weighted average number of ordinary shares was 206.5 million or the weighted average number of ADSs was 51.6 million.

2014 First Nine-Month Results

Revenue for the first nine months ended September 30, 2014, was RMB2,550.7 million (US$415.6 million) compared with RMB2,819.6 million in the first nine months in 2013.

Aftermarket sales declined 9.9% to RMB1,285.0 million in the first nine months of 2014, and represented 50.4% of total nine-month revenue. Sales to the Chinese OEM market decreased by 9.8% to RMB876.0 million and represented 34.3% of revenue. International sales decreased by 7.9% to RMB389.7 million compared with the same period last year, and represented 15.3% of revenue.

Tubed steel wheel sales for the first nine months ended September 30, 2014 declined 11.5% compared with the same period in 2013 and comprised 58.0% of revenue. Tubeless steel wheel sales decreased by 7.8% from the same period a year ago and were 37.5% of the revenue compared with 36.8% of the revenue for the same period in 2013.

Gross profit for the first nine months ended September 30, 2014, was RMB476.8 million (US$77.7 million) compared with RMB593.0 million during the same period in 2013. Gross margin was 18.7% compared with 21.0% in the same period last year. The year-over-year decline in gross margin was mainly attributable to a reduction in selling prices across the Company’s wheel product segments, following the implementation of competitive pricing.

Selling and distribution costs decreased by 5.4% year-over-year to RMB191.8 million (US$31.3 million), compared with RMB202.8 million in 2013. Lower selling and distribution costs resulted primarily from decreased transportation costs and decreased port costs as units of volume sold declined. As a percentage of revenue, selling and distribution costs were 7.5% compared with 7.2% in the same period a year ago.

R&D expenses were RMB71.9 million (US$11.7 million), compared with RMB66.8 million in 2013. R&D as a percentage of revenue was 2.8% in 2014, compared with 2.4% in 2013. The year-over-year increase in R&D expenses as a percentage of total sales was mainly due to lower revenue in 2014. Zenix Auto remains committed to developing new products and innovative solutions to address customer needs, increase wheel quality and performance, and to raise the barriers of entry.

Administrative expenses were RMB110.1 million (US$17.9 million), compared with RMB106.1 million in the first nine months of 2013. As a percentage of revenue, administrative expenses were 4.3% of revenue in 2014 compared with 3.8% in 2013. The year-over-year increase in administrative expenses as a percentage of total sales was mainly due to an increase in staff costs.

Profit before taxation was RMB112.9 million (US$18.4 million), compared with RMB210.2 million during the first nine months of 2013.Profit and total comprehensive income for the first nine months ended September 30, 2014 was RMB92.9 million (US$15.1 million) compared with RMB178.2 million during the same period in 2013. Basic and diluted earnings per ordinary share and per ADS for the first nine months ended September 30, 2014, were RMB0.45 (US$0.07) and RMB1.80 (US$0.29), respectively.

As of September 30, 2014, Zenix Auto had bank balances and cash of RMB836.8 million (US$136.3 million) and fixed bank deposits with a maturity period over three months of RMB260.0 million (US$42.4 million). Bank borrowings were RMB558.0 million (US$90.9 million). Total equity attributable to owners of the Company was RMB2,605.8 million (US$424.5 million).

For the first nine months ended September 30, 2014, the Company recorded cash inflows from operating activities of RMB294.2 million (US$47.9 million). Capital expenditures for the purchase of property, plant and equipment in the first nine months were RMB25.9 million (US$4.2 million). Deposits paid for acquisition of property, plant and equipment in the first nine months of 2014 were RMB67.1 million (US$10.9 million).

Corporate Development

Recently, the Company agreed to create a new model of aluminum wheel for a new energy bus developed by Yutong Bus Co., Ltd., which is the largest and the most technologically advanced manufacturer of large- and medium-sized buses in the world. The Yutong new energy bus plant is expected to have annual production capacity for 30,000 units upon completion, making it the world’s largest manufacturing facility of new energy buses.

In addition, the Company has additional export orders to supply its premium aluminum wheels for new heavy-duty trucks produced by CIMC-Chery Auto’s joint venture, C&C Trucks. C&C Trucks is a joint venture between China International Marine Containers Group Ltd. (“CIMC”) and Chery Automobile Co., Ltd. (“Chery Auto”) to produce a variety of premium trucks including heavy-duty road tractors, tippers and mixers, among other truck models. CIMC is a world leading equipment and solution provider in the logistics and energy industries. Chery Auto is China’s fourth-largest automaker with 12 vehicle platforms including passenger vehicles, commercial vehicles and minivans.

The Company engaged Crowe Horwath (HK) CPA Limited (“Crowe Horwath”) as Zenix Auto’s new independent auditing firm effective October 17, 2014. The appointment of Crowe Horwath was made by the Company’s board of directors based on the recommendation of the Audit Committee.

Conference Call Information

The Company will host a conference call, to be simultaneously webcast, on Thursday, November 13, 2014 at 8:00 a.m. ET/9:00 p.m. Beijing Time. Interested parties may participate in the conference call by dialing +1-877-407-0782 (U.S. Toll Free) or +1-201-689-8567 (International). Please dial in five minutes before the call start time and ask to be connected to the “China Zenix Auto” conference call.

In addition, the conference call will be broadcast live over the Internet at:

http://www.investorcalendar.com/IC/CEPage.asp?ID=173378

Please go to the web site at least 15 minutes early to register, download and install any necessary software.

A telephone replay of the call will be available after the conclusion of the conference call through 11:59 P.M. ET on December 13, 2014. The dial-in details for the replay are: U.S. Toll Free Number +1-877-660-6853, International dial-in number +1-201-612-7415 using Conference ID “13594699” to access the replay.

Exchange Rate Information

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. All translations from RMB to U.S. dollars are made at a rate of RMB6.138 to US$1.00, the effective noon buying rate as of September 30, 2014 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board. The percentages stated are calculated based on RMB amounts.

About China Zenix Auto International Limited

China Zenix Auto International Limited is the largest commercial vehicle wheel manufacturer in China in both the aftermarket and OEM market by sales volume. With a large intellectual property portfolio, the Company offers more than 430 series of tubed steel wheels, tubeless steel wheels, and off-road steel wheels in both the aftermarket and OEM market in China and internationally. The Company’s customers include group members of a number of large PRC commercial vehicle manufacturers, and it also exports products to over 80 distributors in more than 30 countries worldwide. With five large, strategically located manufacturing facilities in multiple regions across China, the Company has an aggregate annual production capacity of approximately 15.0 million units of steel wheels as of September 30, 2014. For more information, please visit: http://www.zenixauto.com/en.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these risks is included in our filings with the SEC. The Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact

Investor Contact:

Kevin Theiss

Grayling

Tel: +1-646-284-9409

Email: zx@grayling.com

- tables follow -

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the three months ended September 30, 2014 and 2013

(RMB and US$ amounts expressed in thousands, except per share data)

	Three Months Ended Sept. 30,
	2013	2014	2014
	RMB‘ 000	RMB‘000	US$‘000

Revenue	930,136	694,937	113,219
Cost of sales	(733,136)	(593,240)	(96,650)

Gross profit	197,000	101,697	16,569
Other operating income	9,559	10,183	1,659
Net exchange loss	(1,554)	(177)	(29)
Selling and distribution costs	(67,217)	(56,019)	(9,127)
Research and development expenses	(24,041)	(27,817)	(4,532)
Administrative expenses	(36,060)	(37,001)	(6,028)
Finance costs	(5,534)	(4,833)	(787)

Profit (loss) before taxation	72,153	(13,967)	(2,275)
Income tax expense (credit)	(11,236)	1,683	274

Profit (loss) and total comprehensive income (loss) for the period	60,917	(12,284)	(2,001)

Earnings (loss) per share
Basic	0.29	(0.06)	(0.01)
Diluted	0.29	(0.06)	(0.01)

Earnings (loss) per ADS
Basic	1.18	(0.24)	(0.04)
Diluted	1.18	(0.24)	(0.04)

Shares	206,500,000	206,500,000	206,500,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Profit or Loss and Other Comprehensive Income

For the nine months ended September 30, 2014 and 2013

(RMB and US$ amounts expressed in thousands, except per share data)

	Nine Months Ended September 30,
	2013	2014	2014
	RMB‘000	RMB‘000	US$‘000

Revenue	2,819,622	2,550,727	415,563

Cost of sales	(2,226,595)	(2,073,911)	(337,881)

Gross profit	593,027	476,816	77,682

Other operating income	18,138	21,627	3,523

Net exchange loss	(5,701)	1,775	289

Selling and distribution costs	(202,751)	(191,833)	(31,253)
Research and development expenses	(66,833)	(71,876)	(11,710)

Administrative expenses	(106,105)	(110,095)	(17,937)

Finance costs	(19,539)	(13,475)	(2,195)

Profit before taxation	210,236	112,939	18,399

Income tax expense	(32,003)	(19,990)	(3,257)

Profit and total comprehensive income for the period	178,233	92,949	15,142

Earnings per share
Basic	0.86	0.45	0.07
Diluted	0.86	0.45	0.07

Earnings per ADS
Basic	3.45	1.80	0.29
Diluted	3.45	1.80	0.29

Shares	206,500,000	206,500,000	206,600,000
ADSs	51,625,000	51,625,000	51,625,000

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Financial Position

(RMB and US$ amounts are expressed in thousands)

	Dec. 31, 2013	Sept. 30, 2014	Sept. 30, 2014
	RMB‘000	RMB‘000	US$‘ 000
ASSETS
Current Assets
Inventories	394,758	400,554	65,258
Trade and other receivables and prepayments	971,806	716,260	116,693
Prepaid lease payments	9,425	9,425	1,536
Pledged bank deposits	76,600	65,100	10,606
Fixed bank deposits with maturity period over three months	160,000	260,000	42,359
Bank balances and cash	748,744	836,828	136,336

Total current assets	2,361,333	2,288,167	372,788

Non-Current Assets
Property, plant and equipment	1,494,848	1,461,803	238,156
Prepaid lease payments	404,724	397,656	64,786
Deposits paid for acquisition of property, plant and equipment	21,540	51,600	8,407
Deferred tax assets	4,365	4,270	696
Intangible assets	17,000	17,000	2,770

Total non-current assets	1,942,477	1,932,329	314,815

Total assets	4,303,810	4,220,496	687,603

EQUITY AND LIABILITIES
Current Liabilities
Trade and other payables and accruals	1,132,172	960,692	156,515
Taxation payable	10,977	1,743	284
Amount due to a related party	—	5,537	902
Bank borrowings	558,000	558,000	90,909

Total current liabilities	1,701,149	1,525,972	248,610
Non-current liabilities
Deferred income	10,885	10,288	1,676
Deferred tax liabilities	78,942	78,453	12,782

Total non-current liabilities	89,827	88,741	14,458

Total liabilities	1,790,976	1,614,713	263,068

EQUITY
Share capital	136	136	22
Paid in capital	392,076	392,076	63,877
Reserves	2,120,622	2,213,571	360,636

Total equity attributable to owners of the company	2,512,834	2,605,783	424,535

Total equity and liabilities	4,303,810	4,220,496	687,603

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Cash Flows

For the three months ended September 30, 2014

(RMB and US$ amounts are expressed in thousands)

	Three Months Ended September 30, 2014
	RMB‘ 000	US$‘ 000
OPERATING ACTIVITIES
Loss before taxation	(13,967)	(2,275)
Adjustments for:
Amortization of prepaid lease payments	2,356	384
Depreciation of property plant and equipment	32,031	5,218
Release of deferred income	(199)	(32)
Finance costs	4,833	787
Interest income	(4,448)	(725)

Operating cash flows before movements in working capital	20,606	3,357

Decrease in inventories	85,061	13,858
Decrease in trade and other receivables and prepayments	187,688	30,578
Decrease in trade and other payables and accruals	(170,785)	(27,824)

Cash generated from operations	122,570	19,969
Interest received	4,920	802
PRC income tax paid	(7,001)	(1,141)

NET CASH FROM OPERATING ACTIVITIES	120,489	19,630

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(8,978)	(1,463)
Withdrawal of pledged bank deposits	14,900	2,428
Proceeds on disposal of property, plant and equipment	5	1
Deposits paid for acquisition of property, plant and equipment	(47,599)	(7,755)
Placement of fixed bank deposits with maturity periods over three months	(210,000)	(34,213)
Withdrawal of fixed bank deposits with maturity periods over three months	110,000	17,921

NET CASH USED IN INVESTING ACTIVITIES	(141,672)	(23,081)

FINANCING ACTIVITIES
New bank borrowings raised	120,000	19,550
Repayment of bank borrowings	(60,000)	(9,775)
Interest paid	(8,399)	(1,368)

NET CASH FROM FINANCING ACTIVITIES	51,601	8,407

NET INCREASE IN CASH AND CASH EQUIVALENTS	30,418	4,956
Cash and cash equivalents at beginning of the period	806,418	131,381
Effect of foreign exchange rate changes	(8)	(1)

Cash and cash equivalents at end of the period	836,828	136,336

China Zenix Auto International Limited

Unaudited Condensed Consolidated Statements of Cash Flows

For the nine months ended September 30, 2014

(RMB and US$ amounts are expressed in thousands)

	Nine Months Ended September 30, 2014
	RMB‘ 000	US$‘ 000
OPERATING ACTIVITIES

Profit before taxation	112,939	18,399
Adjustments for:
Amortization of prepaid lease payments	7,068	1,152
Depreciation of property plant and equipment	96,873	15,783
Release of deferred income	(597)	(97)
Finance costs	13,475	2,195
Interest income	(13,158)	(2,144)

Operating cash flows before movements in working capital	216,600	35,288

Increase in inventories	(5,796)	(944)
Decrease in trade and other receivables and prepayments	255,423	41,613
Decrease in trade and other payables and accruals	(155,987)	(25,413)

Cash generated from operations	310,240	50,544
Interest received	13,537	2,205
PRC income tax paid	(29,618)	(4,825)

NET CASH FROM OPERATING ACTIVITIES	294,159	47,924

INVESTING ACTIVITIES
Purchase of property, plant and equipment	(25,909)	(4,221)
Withdrawal of pledged bank deposits	21,000	3,421
Proceeds on disposal of property, plant and equipment	184	30
Deposits paid for acquisition of property, plant and equipment	(67,131)	(10,937)
Placement of fixed bank deposits with maturity periods over three months	(370,000)	(60,280)
Withdrawal of fixed bank deposits with maturity periods over three months	270,000	43,988
Placement of pledged bank deposits	(9,500)	(1,548)

NET CASH USED IN INVESTING ACTIVITIES	(181,356)	(29,547)

FINANCING ACTIVITIES
New bank borrowings raised	325,000	52,949
Repayment of bank borrowings	(325,000)	(52,949)
Interest paid	(24,466)	(3,986)

NET CASH FROM FINANCING ACTIVITIES	(24,466)	(3,986)

NET INCREASE IN CASH AND CASH EQUIVALENTS	88,337	14,391
Cash and cash equivalents at beginning of the year	748,744	121,985
Effect of foreign exchange rate changes	(245)	(40)

Cash and cash equivalents at end of the period	836,836	136,336